UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Velo3D, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92259N 104

(CUSIP Number)

Ricardo Angel

Piva Capital, Inc.

4 Embarcadero Center, Suite 3950

San Francisco, CA 94111

Telephone: (650) 420-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92259N 104

1.	Name of Reporting Persons. PIV Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 22,874,407 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 22,874,407 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,874,407 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 22,874,407 shares of Common Stock held directly by PIV Fund I, L.P. PIV GP, L.L.C. is the general partner of PIV Fund I, L.P. Ricardo Angel is the sole managing member of PIV GP, L.L.C. and Mr. Angel and Mark Stout Gudiksen are the managing partners of Piva Capital Inc., the management company of PIV Fund I, L.P., and therefore Messrs. Angel and Gudiksen may be deemed to share voting and investment power over the shares held by PIV Fund I, L.P.

(2)	Based on 183,163,826 shares of Common Stock outstanding on September 29, 2021 as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2021.

CUSIP No. 92259N 104

1.	Name of Reporting Persons. PIV GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 22,874,407 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,874,407 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,874,407 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 22,874,407 shares of Common Stock held directly by PIV Fund I, L.P. PIV GP, L.L.C. is the general partner of PIV Fund I, L.P. Ricardo Angel is the sole managing member of PIV GP, L.L.C. and Mr. Angel and Mark Stout Gudiksen are the managing partners of Piva Capital Inc., the management company of PIV Fund I, L.P., and therefore Messrs. Angel and Gudiksen may be deemed to share voting and investment power over the shares held by PIV Fund I, L.P.

(2)	Based on 183,163,826 shares of Common Stock outstanding on September 29, 2021 as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2021.

CUSIP No. 92259N 104

1.	Name of Reporting Persons. Ricardo Angel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 22,874,407 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 22,874,407 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,874,407 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 22,874,407 shares of Common Stock held directly by PIV Fund I, L.P. PIV GP, L.L.C. is the general partner of PIV Fund I, L.P. Ricardo Angel is the sole managing member of PIV GP, L.L.C. and Mr. Angel and Mark Stout Gudiksen are the managing partners of Piva Capital Inc., the management company of PIV Fund I, L.P., and therefore Messrs. Angel and Gudiksen may be deemed to share voting and investment power over the shares held by PIV Fund I, L.P.

(2)	Based on 183,163,826 shares of Common Stock outstanding on September 29, 2021 as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2021.

CUSIP No. 92259N 104

1.	Name of Reporting Persons. Mark Stout Gudiksen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 22,874,407 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 22,874,407 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,874,407 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 22,874,407 shares of Common Stock held directly by PIV Fund I, L.P. PIV GP, L.L.C. is the general partner of PIV Fund I, L.P. Ricardo Angel is the sole managing member of PIV GP, L.L.C. and Mr. Angel and Mark Stout Gudiksen are the managing partners of Piva Capital Inc., the management company of PIV Fund I, L.P., and therefore Messrs. Angel and Gudiksen may be deemed to share voting and investment power over the shares held by PIV Fund I, L.P.

(2)	Based on 183,163,826 shares of Common Stock outstanding on September 29, 2021 as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2021.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of Velo3D, Inc. (the “Issuer”), having its principal executive office at 1601 Washington Avenue, Suite 800, Miami Beach, Florida 33139.

Item 2.	Identity and Background

(a)	The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

PIV Fund I, L.P. (“PIV-I L.P.”)

PIV GP, L.L.C. (“PIV GP”)

Ricardo Angel (“Angel”)

Mark Stout Gudiksen (“Gudiksen” and together with Angel, the “Managers”)

(b)	The address of the principal place of business for each of the Reporting Persons is:

c/o Piva Capital, Inc.

4 Embarcadero Center, Suite 3950

San Francisco, CA 94111

(c)

PIV-I L.P. is a venture capital fund concentrating on the future of industry and energy. The sole business of PIV GP is to serve as general partner of PIV-I L.P. The principal business of the Managers is to manage PIV-I L.P. and PIV GP.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	PIV-I L.P.	-	Cayman Islands
	PIV GP	-	Cayman Islands
Individuals:	Angel	-	United States Citizen
	Gudiksen	-	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

PIV-I L.P. purchased from a company then known as Velo3D, Inc. (“Old Velo3D”), in a series of private transactions, (i) 26,748,870 shares of Series D Preferred Stock (“Series D Stock”) for an aggregate purchase price of approximately $10.0 million and (ii) a convertible promissory note representing an aggregate principal amount of $967,872.15 (the “Note”). Pursuant to the terms of that certain Business Combination Agreement, dated March 22, 2021 (as amended on July 20, 2021), by and among the Issuer, Spitfire Merger Sub, Inc. and Old Velo3D (the “Business Combination Agreement”), at the closing of the merger provided for in the Business Combination Agreement (the “Merger”), the Series D Stock held by PIV-I L.P. automatically converted into 21,798,547 shares of the Issuer’s Common Stock and the Note automatically converted into 1,075,860 shares of the Issuer’s Common Stock, which resulted in PIV-I L.P. holding a total of 22,874,407 shares of the Issuer’s Common Stock as of September 29, 2021. PIV-I L.P. holds 22,874,407 shares of the Issuer’s Common Stock as of the date of this filing (the “PIV Shares”).

Item 4.	Purpose of Transaction

PIV-I L.P. acquired the PIV Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, PIV-I L.P. and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Angel is a member of the board of directors of the Issuer. As a director of the Issuer, Angel may have influence over the corporate activities of the Issuer, including activities that may relate to the events described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

PIV-I L.P. is the record owner of the PIV Shares. As the sole general partner of PIV-I L.P., PIV GP may be deemed to beneficially own the PIV Shares. Angel is currently the sole managing member of PIV GP, and Angel and Gudiksen are the managing partners of Piva Capital, Inc., the management company of PIV-I L.P., and therefore, Messrs. Angel and Gudiksen may be deemed to share voting and investment power over the shares held by PIV-I L.P.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 183,163,826 shares of Common Stock outstanding on September 29, 2021 as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2021.

(b)	Set forth below is information regarding the number of shares as to which each Reporting Person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth in Item 4 hereof, no Reporting Person has effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D.

(d)

Petroliam Nasional Berhad, the sole limited partner of PIV-I L.P., has the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, a portion of the PIV Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights Agreement. In connection with the Merger, on September 29, 2021 (the “Closing Date”), the Issuer, PIV-I L.P. and certain other parties entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. The A&R Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the A&R Registration Rights Agreement or (ii) with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).

Restated Bylaws. In connection with the Merger, on the Closing Date, the Issuer adopted its Restated Bylaws, which restricted the holders of the Lock-Up Shares (as defined below), including PIV-I L.P., from selling or transferring any of (i) shares of Common Stock held by them immediately following the closing of the Merger (the “Closing”) or (ii) upon the settlement, conversion or exercise of warrants, convertible securities, restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing (the “Lock-Up Shares”). Such restrictions begin on Closing Date and end on the date that is 180 days after the Closing Date.

The foregoing summaries of the A&R Registration Rights Agreement and the Restated Bylaws are not intended to be complete and are qualified in their entirety by reference to the full texts of such documents, which are filed as Exhibit 99.C and Exhibit 99.D to this Schedule 13D, respectively, and are incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.A -	Agreement regarding filing of joint Schedule 13D.

Exhibit 99.B -	Power of Attorney regarding Section 13 filings.

Exhibit 99.C -	A&R Registration Rights Agreement, by and among Velo3D, Inc., Spitfire Sponsor LLC and the Holders set forth therein dated September 29, 2021 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2021).

Exhibit 99.D -	Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2021	PIV FUND I, L.P.

By PIV GP, L.L.C.
its General Partner

	By:	/s/ Ricardo Angel
Ricardo Angel, Managing Member

Date: October 12, 2021	PIV GP, L.L.C.

	By:	/s/ Ricardo Angel
Ricardo Angel, Managing Member

Date: October 12, 2021	By:	/s/ Ricardo Angel
Ricardo Angel

Date: October 12, 2021	By:	*/s/ Ricardo Angel, as Attorney-in-Fact
Mark Stout Gudiksen

*	This Schedule 13D was executed by Ricardo Angel on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is included herewith as Exhibit 99.B.